

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Carlos Rodriguez
Chief Financial Officer
HF Foods Group Inc.
6325 South Rainbow Boulevard , Suite 420
Las Vegas, NV 89118

      Re: HF Foods Group Inc.
          Form 10-K for the Year Ended December 31, 2020
          Filed March 16, 2021
          File No. 001-38180

Dear Mr. Rodriguez:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services